June 14, 2006

Israel Discount Bank Ltd

Dear Sirs,

Re: Amendment of Additional Conditions for Granting Credits

Pursuant to Section 11.2 of the Additional Conditions for Granting Credits dated November 30, 2000, as amended (the “Additional Conditions”) and the Convertible Debenture Agreement dated November 30, 2000, as amended (the “CD”; the Additional Conditions and the CD, the "Loan Documents"), we hereby confirm our agreement to the amendment of the Loan Documents as follows:

All capitalized terms used herein not otherwise defined shall have the meaning ascribed to them in the Loan Documents.

1.
The Borrower shall sell to Sky Mobilemedia Inc. (“Buyer”), by not later than September 30, 2006 (or such later date requested by Buyer and approved by Borrower and Bank but not later than October 31, 2006, such date, the “Final Sale Date”) all or substantially all of its assets (“Asset Sale”) in consideration for an aggregate amount of not less than $11,000,000 (eleven million US dollars). From said amount of $11,000,000 (eleven million US dollars) (the “Purchase Consideration”), not more than $6,000,000 (six million US dollars) and not less than $5,000,000 (five million US dollars) will be paid in cash and the remaining amount of the Purchase Consideration will be in securities of the Buyer. In the event of the closing of the Asset Sale as per the foregoing, fifty five percent (55%) of the Utilized Credit including Interest shall be repaid, within 7 (seven) days of the receipt of the cash component of the purchase price by the Borrower, as described above. From the remaining forty five percent (45%) of the Utilized Credit, the Bank shall purchase 495,833 Ordinary Shares of the Borrower, the payment whereof will be effected by a set-off against the Utilized Credit. The remaining amount of the Utilized Credit not deferred or repaid as per the foregoing, the Bank shall waive and forgive, and such amount shall be deemed repaid in full by the Borrower.

2.
In order to facilitate the receipt by the Borrower from the Buyer of a bridge loan in an amount of $700,000 (seven hundred thousand US dollars) prior to the Asset Sale, and notwithstanding any indebtedness of the Borrower to the Bank and any obligation to make payments to the Bank, the Bank hereby agrees and permits the Borrower to receive from the Buyer a bridge loan and to use the funds in the ordinary course of business. The Borrower may not use the funds received from the Borrower as a bridge loan, to repay the Bank any amount. The bridge loan is provided as an unsecured loan.

3.	All the remaining terms of the Additional Conditions and the CD shall remain operative and in effect without any change.

4.
Should Buyer fail to provide and make available to Borrower a bridge loan in an amount not less than $500,000 (five hundred US dollars) by no later than July 15, 2006, then, and in that event, this document shall automatically and immediately thereafter be canceled, revoked and be regarded as of no force and effect.

5.
In the event that the bridge loan was granted and made available to the Borrower by no later than July 15, 2006, and the assets of the Borrower described in Section 1 above (the “Assets”) were not purchased by Buyer by the Final Sale Date, then this document shall automatically and immediately thereafter be canceled, revoked and be regarded as of no force and effect.

6.
The Bank hereby gives its consent to the execution, delivery and performance of the Asset Sale and, contingent on and concurrent with the sale of the Assets to the Buyer and the receipt of the Purchase Consideration by the Borrower, to cancel and remove all liens, pledges, charges and other encumbrances from the Borrower and its assets and the CD shall be terminated and of no further force and effect, except for the right to purchase shares of the Borrower. Any certificates instruments or documents required for the removal of the pledges, charges or encumbrances registered in favor of he Bank shall be held in escrow by the Bank until the payment to the Bank of the 55% of the Utilized Credit (plus Interest) as referenced in Section 1 above.

Please confirm your agreement to the above amendments to the Loan Documents.

                             Yours sincerely,

e-SIM Ltd.

By:

Title:

We confirm our agreement to the above amendments to the Loan Documents.

Israel Discount Bank Ltd.

By:

Title: